RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

29 April 2002

02028868

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

SUPPL

RECEIVED MAY 06 2002

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the following matters for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(a) Proposal for Purchase of Own Shares; and

(b) Proposed Executive Share Option Scheme for Eligible Executives and Executive Directors of Resorts World Bhd and its subsidiaries.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

dlw 5/8

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0
General Announcement
Reference No MM-020329-43186

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	LEE CHEE KHOON
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS" OR THE "COMPANY")

PROPOSAL FOR PURCHASE OF OWN SHARES ("PROPOSED SHARE BUY-BACK"); AND

PROPOSED EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES AND EXECUTIVE DIRECTORS OF RESORTS AND ITS SUBSIDIARIES ("PROPOSED ESOS")

* **Contents :-**

On 26 June 2001, shareholders approved a proposal by the Company for the purchase of Resorts shares.

On behalf of Resorts, Commerce International Merchant Bankers Berhad ("CIMB") wishes to announce that the present mandate granted by the shareholders of Resorts for Share Buy-Back will expire at the conclusion of the forthcoming Twenty-Second Annual General Meeting of Resorts. In this regard, the Company proposes to seek a fresh authorisation from its shareholders at an Extraordinary General Meeting ("EGM") to be convened to authorise the purchase of up to ten percent (10%) of the issued and paid-up share capital of the Company comprising of 1,091,843,334 ordinary shares of RM0.50 each as at 26 April 2002.

CIMB also wishes to announce that pursuant to the EGM held on 21 February 2002 in relation to the Proposed ESOS, the Board of Directors of Resorts had, after further deliberations and taking into account the needs of the Resorts Group, decided that while the total number of new ordinary shares of RM0.50 each in Resorts available for offer under the Proposed ESOS remains at 5.0% of the issued and paid-up share capital of the

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

Company at the time of the offer, the initial limit ~~up~~ shall be reduced to 2.5%. Any subsequent increase in the limit from 2.5% up to 5.0% shall be subject to the approval of the shareholders of the Company at an EGM .

The above amendment will be incorporated in the by-laws of the Proposed ESOS and shareholders' approval for the said amendment will be sought at an EGM to be convened.

This announcement is dated 29 April 2002.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD